EXHIBIT 99.1

Colliers Announces Normal Course Issuer Bid

TORONTO, May 13, 2026 (GLOBE NEWSWIRE) --  Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) (“Colliers”) announced today that the Toronto Stock Exchange (the “TSX”) has accepted a notice of its intention to make a normal course issuer bid (the “NCIB”) with respect to its outstanding subordinate voting shares (the “Subordinate Voting Shares”).

The notice provides that Colliers may, during the twelve month period commencing May 15, 2026 and ending no later than May 14, 2027, purchase through the facilities of the TSX, alternative Canadian Trading Systems or The NASDAQ Stock Market (“Nasdaq”) up to 4,300,000 Subordinate Voting Shares in total, being approximately 10% of the 43,850,289 shares comprising the “public float” as of May 12, 2026 of such class of shares. Purchases of Subordinate Voting Shares through Nasdaq will be made in the normal course and will not, during the twelve month period ending May 14, 2027 exceed, in the aggregate, 5% of the outstanding Subordinate Voting Shares as at the commencement of the NCIB. The price which Colliers will pay for any such shares will be the market price at the time of acquisition. During the period of this NCIB, Colliers may make purchases under the NCIB by means of open market transactions or otherwise as permitted by the Ontario Securities Commission, Canadian Securities Administrators and/or Nasdaq. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management. The average daily trading volume on the TSX from November 1, 2025 to April 30, 2026 was 88,313 Subordinate Voting Shares. Daily purchases under the NCIB will be limited to 22,078 Subordinate Voting Shares, other than block purchases. All shares purchased under the NCIB will be cancelled.

As of May 12, 2026, there were 49,778,127 Subordinate Voting Shares and 1,325,694 multiple voting shares outstanding.

Colliers may purchase its Subordinate Voting Shares, from time to time, if it believes that the market price of its Subordinate Voting Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of Colliers.

Colliers’ previous NCIB authorized the purchase of up to 4,300,000 Subordinate Voting Shares and expired on May 8, 2026. Colliers did not purchase any Subordinate Voting Shares pursuant to this previous NCIB.

BMO Nesbitt Burns Inc. (“BMO”) has been appointed to act as Colliers’ designated broker to make purchases of Subordinate Voting Shares pursuant to the NCIB. Colliers has also entered into an automatic share purchase plan (“ASPP”) with BMO allowing it to purchase common shares under the NCIB when Colliers would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed black-out periods. Before entering a black-out period, Colliers may, but is not required to, instruct BMO to make purchases under the NCIB during such a period based on parameters set by Colliers in accordance with the ASPP, TSX rules and applicable securities laws. All purchases made under the ASPP are included in computing the number of Subordinate Voting Shares purchased under the NCIB. The ASPP has been pre-cleared by the TSX and will be implemented and effective May 15, 2026.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company operating through three industry leading businesses: Commercial Real Estate, Engineering, and Investment Management. With greater than a 30-year track record of consistent growth and strong recurring cash flows, we scale complementary, high-value businesses that provide essential services across the full asset lifecycle.

Our unique partnership philosophy empowers exceptional leaders, preserves our entrepreneurial culture, and ensures meaningful inside ownership — driving strong alignment and sustained value creation for our shareholders.

With $5.7 billion in annual revenues, 24,000 professionals, and $109 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the utilization of artificial intelligence (AI) and machine learning technologies, including associated impacts on the Company’s services, competitive environment, ability to hire/retain specialized talent, cybersecurity, and legal and governance risks; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

COMPANY CONTACTS:
Christian Mayer
Global Chief Financial Officer &
Chief Executive Officer, Commercial Real Estate
(416) 960-9500